UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Mallinckrodt plc

(Name of Issuer)

Shares of Common Stock, par value $0.01 per share

(Title of Class of Securities)

G5890A102

(CUSIP Number)

John N. Spinney, Jr

Bracebridge Capital, LLC

888 Boylston Street, Suite 1500

Boston, MA 02199

(617) 497-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 23, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5890A102	Page 2 of 8

(1)	Names of reporting persons FFI III S.a.r.l.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Luxembourg

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 1,477,971
	(9)	Sole dispositive power
	(10)	Shared dispositive power 1,477,971

(11)	Aggregate amount beneficially owned by each reporting person 1,477,971
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 11.12%(1)
(14)	Type of reporting person (see instructions) OO

(1)

Based on 13,289,180 shares of common stock, $0.01 par value, (the “Shares”) reported outstanding as of August 4, 2023 in Mallinckrodt plc’s (the “Issuer”) Form 10-Q for the quarterly period ended June 30, 2023 filed with the Securities and Exchange Commission on August 9, 2023.

CUSIP No. G5890A102	Page 3 of 8

(1)	Names of reporting persons FYI S.a.r.l.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Luxembourg

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 284,656
	(9)	Sole dispositive power
	(10)	Shared dispositive power 284,656

(11)	Aggregate amount beneficially owned by each reporting person 284,656
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 2.14%(1)
(14)	Type of reporting person (see instructions) OO

(1)

Based on 13,289,180 Shares reported outstanding as of August 4, 2023 in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2023 filed with the Securities and Exchange Commission on August 9, 2023.

CUSIP No. G5890A102	Page 4 of 8

(1)	Names of reporting persons Olifant Luxco S.a.r.l.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Luxembourg

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 270,630
	(9)	Sole dispositive power
	(10)	Shared dispositive power 270,630

(11)	Aggregate amount beneficially owned by each reporting person 270,630
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 2.04%(1)
(14)	Type of reporting person (see instructions) OO

(1)

Based on 13,289,180 Shares reported outstanding as of August 4, 2023 in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2023 filed with the Securities and Exchange Commission on August 9, 2023.

CUSIP No. G5890A102	Page 5 of 8

(1)	Names of reporting persons Bracebridge Capital, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 2,033,257
	(9)	Sole dispositive power
	(10)	Shared dispositive power 2,033,257

(11)	Aggregate amount beneficially owned by each reporting person 2,033,257
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 15.3% (1)
(14)	Type of reporting person (see instructions) IA

(1)

Based on 13,289,180 Shares reported outstanding as of August 4, 2023 in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2023 filed with the Securities and Exchange Commission on August 9, 2023.

CUSIP No. G5890A102	Page 6 of 8

Item 1.	SECURITY AND ISSUER.

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on June 16, 2023 (the “Original Schedule 13D”) and, as amended and supplemented by this Amendment, the “Schedule 13D”), with respect to the Shares. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

On August 23, 2023, the Reporting Persons, along with creditors holding approximately 72% of the aggregate principal amount of the Debtors’ first lien funded debt and approximately 71% of the aggregate principal amount of the Debtors’ second lien funded debt and other parties thereto (collectively, the “Supporting Parties”), entered into a Restructuring Support Agreement (the “RSA”) with the Issuer and certain of its subsidiaries (together with the Issuer, the “Debtors”)

The RSA reflects an agreement by the Supporting Parties to support a comprehensive, reorganization of the Issuer and the other Debtors under chapter 11 of title 11 of the United States Code (the “Chapter 11 Cases”) with a prepackaged chapter 11 plan (the “Plan”), which contemplates the following:

•	A new post-petition multi-draw, fully-backstopped priming term loan providing new funds in the amount of $250 million;

•	The reduction of first lien term debt from $2.86 billion to $1.65 billion, which may be in the form of takeback debt distributed to post-petition term lenders and pre-petition first lien creditors;

•

The pre-petition first lien creditors will also receive 92.3% of the Debtors’ reorganized equity (subject to dilution), plus cash (to the extent cash on hand at emergence is above specified thresholds) and takeback debt (or cash in lieu thereof);

•	The elimination of second lien debt in its entirety, with second lien creditors receiving 7.7% of the Debtors’ reorganized equity (subject to dilution); and

•	The cancellation of Mallinckrodt ordinary shares for no consideration.

The RSA also contemplates that Mallinckrodt will pursue an examinership proceeding in Ireland that would be consistent in all respects with the foregoing restructuring terms.

Pursuant to the RSA, the Reporting Persons as well as each of the Debtors and the Supporting Parties have made certain customary commitments to each other in connection with the pursuit of the transactions contemplated by the term sheets attached thereto. The RSA contains milestones for the progress of the Chapter 11 Cases in the Bankruptcy Court that the Issuer intends to initiate on or around August 28, 2023 (the “Milestones”), which include the dates by which the Debtors are required to, among other things, obtain certain orders of the Bankruptcy Court and consummate the Debtors’ emergence from bankruptcy. Among other dates set forth in the RSA, the RSA contemplates that the Bankruptcy Court shall have entered an order confirming the Plan no later than 50 days after the petition date of the Chapter 11 Cases and that the Debtors shall have emerged from bankruptcy no later than 90 days after the petition date.

Each of the parties to the RSA may terminate the RSA (and thereby their support for the Plan) under certain limited circumstances.

The transactions contemplated by the RSA are subject to approval by the Bankruptcy Court, among other conditions. Accordingly, no assurance can be given that the transactions described therein will be consummated.

The foregoing summary of the RSA does not purport to be complete and is qualified in its entirety by reference to the RSA, a copy of which is filed as Exhibit 99.2 hereto and incorporated herein by reference.

CUSIP No. G5890A102	Page 7 of 8

Bilateral Shareholder Agreements

In addition to the RSA, the Reporting Persons entered into a bilateral agreement with the Issuer (the “Bilateral Shareholder Agreement”). The Bilateral Shareholder Agreement generally obligates the Reporting Persons to support the restructuring in their capacities as shareholders. The foregoing summary of the Bilateral Shareholder Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Bilateral Shareholder Agreement, a copy of which is filed as Exhibit 99.3 and incorporated herein by reference.

Item 7.	MATERIALS TO BE FILED AS EXHIBITS.

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.2	Restructuring Support Agreement, dated August 23, 2023 (incorporated by reference to Exhibit 10.1 attached to the Issuer’s Current Report on Form 8-K filed with the SEC on August 23, 2023).

Exhibit 99.3	Form of Bilateral Shareholder Agreement, dated August 23, 2023 (incorporated by reference to Exhibit 10.2 attached to the Issuer’s Current Report on Form 8-K filed with the SEC on August 23, 2023).

CUSIP No. G5890A102	Page 8 of 8

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date: August 24, 2023

BRACEBRIDGE CAPITAL, LLC

By:	/s/ John N. Spinney, Jr.
Name:	John N. Spinney, Jr.
Title:	Authorized Signatory

FFI III S.A R.L.

By:	/s/ John N. Spinney, Jr.
Name:	John N. Spinney, Jr.
Title:	Authorized Signatory

FYI S.A R.L.

By:	/s/ John N. Spinney, Jr.
Name:	John N. Spinney, Jr.
Title:	Authorized Signatory

OLIFANT LUXCO S.A R.L.

By:	/s/ John N. Spinney, Jr.
Name:	John N. Spinney, Jr.
Title:	Authorized Signatory